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08030230

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 4 2008
Washington, DC
111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Ave., Suite 1375
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Franco Castro 305-533-0381
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerstle, Rosen & Goldenberg, P.A.
(Name – *if individual, state last, first, middle name*)

3835 N.W. Boca Raton Blvd., Suite 100, Boca Raton, FL 33431
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Franco Castro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Capital Markets, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Ricardo A. Rapetti
Commission # DD452675
Expires: JULY 19, 2009
Bonded Thru Atlantic Bonding Co., Inc

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 24037a-5(e)(3).*

Gerstle, Rosen & Goldenberg, P.A.
Certified Public Accountants

Mark R. Gerstle, C.P.A. | Robert N. Rosen, C.P.A. | Brian K. Goldenberg, Partner

INDEPENDENT AUDITORS' REPORT

Board of Directors
International Capital Markets, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of International Capital Markets, Inc. as of December 31, 2007 and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Capital Markets, Inc. at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation of the basic financial statements taken as a whole.

Gerstle, Rosen & Goldenberg, P.A.

Boca Raton, Florida
February 28, 2008

2630 CENTER
2630 NE 203rd Street
Suite 104
Aventura, Florida 33180
Phone 305 937 0116
Fax 305 937 0128
Fax 305 937 0337

The Porticos
3835 N.W. Boca Raton Blvd
Suite 100
Boca Raton, Florida 33431
Phone 561 447 4000
Fax 561 447 4004

5100 Tamiami Trail North
Suite 103
Naples, Florida 34103
Phone 239 262 1773
Fax 239 263 0166

INTERNATIONAL CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash and Cash Equivalents	$ 45,551
Commissions Receivable	786
Furniture and Office Equipment	
Less: Accumulated Depreciation of $8,497	29,349
TOTAL ASSETS	$ 75,686
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Payroll Taxes Payable	$ -
TOTAL LIABILITIES	-
STOCKHOLDERS' EQUITY	
Common Stock, $1 Par Value, 1,000 Shares Authorized, Issued and Outstanding	1,000
Additional Paid in Capital	221,891
Retained Earnings (Accumulated Deficit)	(147,205)
TOTAL STOCKHOLDERS' EQUITY	75,686
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 75,686

The accompanying notes are an integral part of this financial statement.

INTERNATIONAL CAPITAL MARKETS, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Consulting Fees	$	36693
Commissions		150,740
TOTAL REVENUES		187,433
OPERATING EXPENSES		
General and Administrative		139,876
Office's Compensation		23,626
Depreciation		2,011
TOTAL OPERATING EXPENSES		165,513
INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT FROM) INCOME TAXES		21,920
PROVISION FOR (BENEFIT FROM) INCOME TAXES		-
NET INCOME (LOSS)	$	21,920

The accompanying notes are an integral part of this financial statement.

INTERNATIONAL CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Adjustments to Reconcile Net Income (Loss) to		
Net Cash Provided by Operating Activities:		
Net Income (Loss)	$	21,920
Depreciation		2,011
(Increase) Decrease in Assets:		
Commissions Receivable		1,773
Increase (Decrease) in Liabilities:		
Payroll Taxes Payable		(536)
Income Taxes Payable		(57)
NET CASH PROVIDED BY FINANCING ACTIVITIES		25,111
INCREASE IN CASH AND CASH EQUIVALENTS		25,111
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2006		20,440
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2007	$	45,551
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income Taxes Paid	$	57
Interest Paid	$	-

The accompanying notes are an integral part of this financial statement.

INTERNATIONAL CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Equity
Balance, December 31, 2006	$ 1,000	$ 221,891	$ (169,125)	$ 53,766
Contributions from Stockholder	-	-	-	-
Capital Distributions	-	-	-	-
Net Income	-	-	21,920	21,920
Balance, December 31, 2007	$ 1,000	$ 221,891	$ (147,205)	$ 75,686

The accompanying notes are an integral part of this financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

International Capital Markets Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in the State of Florida on December 5, 1996.

Securities Transactions

The Company has an agreement for securities clearance services with a clearing broker-dealer. As a broker-dealer, the Company executes all trades through this clearing organization under a fully disclosed basis receiving a commission from the clearing organization. The agreement for securities services is cancelable at any time by either party. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers.

Commissions Receivable

Commissions receivable consist of amounts primarily due from the Company's clearing organization and are recorded on the trade-date basis. Commissions due the Company are remitted within ten days after the close of the previous month. At December 31, 2007, management determined that no provision for bad debts is necessary.

Property and Equipment

Property and equipment are stated at cost, and depreciation is calculated under the straight-line method. Estimated useful lives are as follows:

Furniture and equipment	10 years
Computer & Software	5 years

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables and accrued liabilities are carried at amounts that reasonably approximate their fair value due to the short-term nature of these amounts

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes represent income taxes on income and expense included in the financial statements, which will not be reported as taxable income or expense until future periods. Deferred tax liability amounts are recognized for the future liabilities attributable to differences between the financial statement carrying amount and the carrying amount for tax purposes. Deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be recovered or settled. Differences between tax and financial reporting resulted from the Company's unrealized gains on its marketable securities. At December 31, 2007, there are no material deferred tax liabilities.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the company had net capital of $46,337, which is $41,337 in excess of its required net capital of $5,000.

NOTE 3 – INCOME TAXES

At December 31, 2007, the Company has net operating loss carryovers of approximately $178,761 for federal and $186,749 for state income taxes, respectively, that expire in 2020 and 2021.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

SUPPLEMENTARY SCHEDULES

INTERNATIONAL CAPITAL MARKETS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

NET CAPITAL	
Total Stockholders' Equity from the Statement of Financial Condition	$ 75,686
Add: Subordinated Borrowings Allowable in Computation of Net Capital	-
Other (Deductions) or Allowable Credits - Deferred Income Taxes Payable	-
	75,686
Deductions	
Total Nonallowable Assets:	
Securities Not Readily Marketable	-
Loan Receivable from Stockholder	-
Furniture and Office Equipment, Net	29,349
	29,349
Net Capital Before Haircuts on Securities Positions	46,337
Haircuts on Securities Positions:	
Corporate Stock	-
Undue Concentration in Corporate Stock	-
NET CAPITAL	$ 46,337
AGGREGATE INDEBTEDNESS	
Accounts Payable	$ -
TOTAL AGGREGATE INDEBTEDNESS	$ -
REQUIRED CAPITAL	$ 5,000
EXCESS NET CAPITAL	$ 41,337
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 46,337
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	N/A

See the independent auditors' report and the accompanying notes to financial statements.

INTERNATIONAL CAPITAL MARKETS, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2007

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007.

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	46,437
Audit Adjustment to:		
Increase in Operating Expenses		(100)
Net Capital Per Previous Page	$	46,337

STATEMENT PURSUANT TO EXEMPTIVE PROVISION
UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers'" under provisions of SEC Rule 15c3-3 based upon Paragraph k(2)(ii) of the Rule.

See independent auditors' report and the accompanying notes to financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
International Capital Markets Inc.
Miami, FL

In planning and performing our audit of the consolidated financial statements of International Capital Markets Inc.(the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance

what assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
February 28, 2008

END